

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Nestor Forster, Jr.
Ambassador of Brazil
Embassy of Brazil
3006 Massachusetts Avenue, N.W.
Washington, D.C. 20008

      Re: Federative Republic of Brazil
          Registration Statement under Schedule B
          Filed January 3, 2022
          File No. 333-261972

          Form 18-K for Fiscal Year Ended December 31, 2020
          Filed August 6, 2021
          File No. 333-06682

Dear Mr. Forster:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B and Form 18-K for Fiscal Year Ended December 31, 2020

Cover Page

1.   Please include a cross-reference to the detailed disclosure of the collective action clause.

General

2.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

3.   Please update, as necessary, to include any material developments involving political

dynamics and/or political unrest. We note, for example, reports of: rhetoric and/or concerns about, and/or investigations into, threats against Brazilian democratic institutions; demonstrations in opposition to President Bolsonaro; departures of senior government officials; concerns about a coup; and concerns about political intervention in business matters.

4. Please update to include any material developments involving the investigations into public corruption disclosed in the Form 18-K, including, for example, material developments involving allegations of corruption surrounding procurement of coronavirus vaccines.

5. We note media reports that the National Congress passed legislation allowing the government to avoid paying billions of dollars in precatorios. Please confirm that this would not qualify as a default that would be disclosed under Item 4 of Schedule B.

6. Please update, as necessary, to include any material updates relating to COVID-19. We note, for example, news reports reflecting criticism over President Bolsonaro's response to the pandemic, including reports of a Brazilian senate committee recommending action against the President due to the pandemic response.

7. To the extent material, please discuss the impact on economic growth of successful efforts to attract private investment in public infrastructure.

8. To the extent material, please discuss any risks posed by subnational finances, including, for example, any material risks associated with debt limits, fiscal reporting, pension systems, or other fiscal frameworks at the subnational level that could pose material risks nationally.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aaron Brodsky, attorney, at (202) 551-6538 or Michael Coco, Office Chief, at (202) 551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance

cc: Juan G. Giráldez